Consent of Independent Registered Public Accounting Firm

Interpace Diagnostics Group, Inc.

Parsippany, New Jersey

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our report dated March 22, 2018, relating to the consolidated financial statements, and schedule of Interpace Diagnostics Group, Inc. appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP

Woodbridge, New Jersey

October 5, 2018

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.